EXHIBIT 2.9


                                                                November 1, 1999

AT&T Corp.
Basking Ridge
New Jersey

Dear Sirs:

           As I have indicated in connection with FirstCom's extension of my employment agreement, I agree to vote the shares of FirstCom that I own in favor of the Merger that is the subject of the Agreement and Plan of Merger executed today and to work with you to bring the Merger to a successful conclusion.

           In addition, so long as I am employed by FirstCom, I will not sell my shares in a private sale or a sale pursuant to my registration rights. I may make, however, some contributions to family trusts.

                                          Very truly yours,

                                          /s/ DOUGLAS G. GEIB II
                                          ----------------------
                                          Douglas G. Geib II